May 24, 2022

Filed via EDGAR

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Value Investors Trust (the “Registrant”), on behalf of its Series Franklin Mutual U.S. Value Fund (the “Fund”)

File Nos. 033-31326 and 811-05878

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on April 25, 2022 with regard to Amendment No. 66 to the Registrant’s registration statement filed with the Commission on March 18, 2022 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.               Comment:  Please update the Fund’s series and class identifiers on the EDGAR system to reflect the new name.

Response:  The Registrant undertakes to update the Fund’s series and class identifiers on the EDGAR system to reflect the new name when the name change is effective.

2.               Comment:  In the first paragraph under “Principal Investment Strategies” in the Fund’s prospectus, please include the phrase “plus any borrowings for investment purposes” with respect to the calculation of net assets for purposes of the Fund’s 80% policy.

Response:  As is the case with other Franklin Templeton funds that have 80% policies, disclosure regarding the inclusion of “any amounts borrowed for investment purposes” for purposes of calculating the 80% policy is included in the Fund’s statement of additional information under “Non-Fundamental Investment Policies.” Because this Fund does not engage in borrowing for investment purposes, the Registrant does not believe that prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time.

3.               Comment:  Please update the market capitalization data for the Russell Midcap® Value Index.

Response:  The market capitalization data for the Russell Midcap® Value Index has been updated as of April 30, 2022.

U.S. Securities and Exchange Commission
May 24, 2022

4.               Comment:  Please disclose in the prospectus the specific criteria that is used to determine whether a company is economically tied to the United States.

Response:  The disclosure has been added to the prospectus as requested.

5.               Comment:  With respect to the last two sentences in the “Principal Investment Strategies” section of the Fund summary, consider consolidating the sentences as they are somewhat duplicative.

Response:  The disclosure has been revised as suggested.

6.               Comment:  With respect to the risk relating to “Value Style” investing, please provide a description of cyclical stocks and add a related strategy.

Response:  Disclosure has been added to the risk as requested.  References to value style investing are already included in the “Principal Investment Strategies” section of the prospectus.

7.               Comment:  The Fund’s “Foreign Securities” risk references investments in emerging markets.  If the Fund invests in emerging markets securities, please add disclosure to the “Principal Investment Strategy” section of the Fund’s prospectus.

Response:  The disclosure has been revised as requested.

8.               Comment:  If the Fund invests in Contingent Convertibles (“CoCos”) as a principal investment strategy, please include applicable disclosure in the Fund’s prospectus.

Response:  The Fund does not invest in CoCos as a principal investment strategy.

9.               Comment:  Risks related to investing in REITs are included in the Fund’s Item 9 disclosure.  If investing in REITs is a principal investment strategy of the Fund, include such disclosure in the Fund Summary section of the prospectus.

Response:  The disclosure has been revised as appropriate.

10.            Comment:  With respect to the sentence “[w]hile the Fund generally purchases securities for investment purposes, the investment manager may seek to influence or control management when the investment manager believes the Fund may benefit,” please clarify what it means to “influence or control” management.

Response:  The sentence has been updated to reflect current practices as follows: “[t]he investment manager may seek to ~~influence or control~~ [engage] with a company’s management when the investment manager believes the Fund may benefit.” The Registrant believes that meetings with the management of the companies in which the Fund invests play a crucial role in the investment manager’s research process. These meetings provide the investment manager with an in-depth understanding of the company’s business, the current and anticipated competitive landscape, plans for the company’s future, management’s commitment to generating shareholder value, and the structure of the management compensation package, among other critical business issues. When necessary, the investment manager also may engage with company management in order to provide assistance to the company to help it realize its full potential and unlock value for shareholders.

U.S. Securities and Exchange Commission
May 24, 2022

11.            Comment:  Risks related to investments in derivatives are included in the Fund’s Item 9 disclosure.  If investing in derivatives is a principal investment strategy of the Fund, include such disclosure in the Fund Summary section of the prospectus.

Response:  The disclosure has been revised as appropriate.

12.            Comment:  If derivatives are counted for purposes of the Fund’s 80% policy, please advise supplementally how they are valued.

Response:  Derivatives are not currently counted for purposes of the Fund’s 80% policy.

13.            Comment:  Please update the disclosure of the Class C Automatic Conversion disclosure if applicable.

Response:  The disclosure has been updated.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President